Tantech Holding Ltd.

c/o Zhejiang Tantech Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000

People’s Republic of China

+86 (578) 226-2305

March 2, 2017

VIA EDGAR

Edward Kelly

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tantech Holdings Ltd.

Registration Statement on Form F-3, as amended

File No. 333-213240

REQUEST FOR WITHDRAWAL

Dear Mr. Kelly:

Tantech Holdings Ltd. (the “Company”) hereby requests the withdrawal of the Acceleration Request filed by the Company on March 1, 2017.

Please direct any questions or comments regarding this acceleration request to our outside counsel, Jiannan Zhang, Ph.D., A18B Landmark Palace, 20 Liangmaqiao Road, Beijing 100016, China. +86 13718231232, zhangj0509@yahoo.com.

Very truly yours,

Tantech Holdings Ltd.

By:	/s/ Zhengyu Wang
Name:	Zhengyu Wang
Title:	Chief Executive Officer